UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36846

CardConnect Corp.
(Exact name of registrant as specified in its charter)

1000 Continental Drive, Suite 300

King of Prussia, PA 19406

(484) 581-2200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants to purchase shares of Common Stock, par value $0.001

(Title of each class of securities covered by this Form)

Common Stock, par value $0.001

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 12

Pursuant to the requirements of the Securities Exchange Act of 1934, CardConnect Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 29, 2017	By:	/s/ Jeffrey Shanahan